UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit I are the Unaudited Interim Condensed Consolidated Financial Statements of Capital Product Partners L.P. (“CPLP”) for the six-month periods ended June 30, 2021 and 2020 and the related Operating and Financial Review and Prospects discussion.

Attached as Exhibit 101 is the following financial information from this Report on Form 6-K for the six-month periods ended June 30, 2021 and 2020, filed as part of Exhibit I hereto, formatted in Extensible Business Reporting Language (“XBRL”):

(i)	Unaudited Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020;

(ii)	Unaudited Condensed Consolidated Statements of Comprehensive Income for the six-month periods ended June 30, 2021 and 2020;

(iii)	Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six-month periods ended June 30, 2021 and 2020;

(iv)	Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2021 and 2020; and

(v)	Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: August 16, 2021	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.

Exhibit I

CPLP

Financial Results for the six-month period ended June 30, 2021

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Fleet

The following table summarizes the current employment of our fleet:

Vessel Name	Time Charter	Expiry of	Charterer	Net Daily Hire
	(Years)	Charter		Rate
M/V Archimidis	4 TC	Feb 2024	Mediterranean Shipping Company S.A. (“MSC”)	$21,850
M/V Agamemnon	4.5 TC	Feb 2024	MSC	$21,850
M/V Cape Agamemnon	Voyage charter	-		$-
M/V Hyundai Prestige (1)	12 TC	Dec 2024	Hyundai Merchant Marine Co. Ltd (“HMM”)	$33,663
M/V Hyundai Premium (1)	12 TC	Jan 2025	HMM	$33,663
M/V Hyundai Paramount (1)	12 TC	Feb 2025	HMM	$33,663
M/V Hyundai Privilege (1)	12 TC	Mar 2025	HMM	$33,663
M/V Hyundai Platinum (1)	12 TC	Apr 2025	HMM	$33,663
M/V Akadimos (renamed CMA CGM Amazon) (2)	1.7 TC	Jun 2022	Ocean Network Express (“ONE”)	$30,469
M/V Adonis (renamed CMA CGM Uruguay) (3) (4)	1 TC	Sep 2021	Zim Integrated Shipping Services Ltd. (“ZIM”)	$31,323
M/V Athos (5)	6.8 TC	Apr 2026	Hapag Lloyd Aktiengesellschaft (“Hapag- Lloyd”)	$26,276
M/V Aristomenis (5)	7.5 TC	Apr 2026	Hapag- Lloyd	$26,276
M/V Athenian (5)	6.8 TC	Apr 2026	Hapag- Lloyd	$26,276
M/V Long Beach Express (6)	4.7 TC	Jun 2025	Hapag- Lloyd	$11,993
M/V Seattle Express (6)	4.7 TC	Sep 2025	Hapag- Lloyd	$11,993
M/V Fos Express (6)	4.7 TC	Sep 2025	Hapag- Lloyd	$11,993

(1)	As owner of the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum, we entered into a charter restructuring agreement with HMM on July 15, 2016. Under that agreement, we agreed to reduce the charter rate payable under each charter by 20% to a net daily rate of $23,010 (from a net daily rate of $28,616) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019. The charter restructuring agreement further provided that at the end of the charter reduction period, the charter rate under the respective charter parties would revert to the original net daily rate of $28,763 until the expiry of each charter. In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900, to $33,663 in light of the expenditure we incurred in connection with the installation of exhaust gas cleaning systems (“scrubbers”).

(2)	In July 2020, the vessel-owning company of the M/V Akadimos entered into a new time charter with ONE for a period of 20 to 24 months at a net charter rate of (i) $24,375 for the first six months; (ii) $30,469 for the next twelve months; and (iii) $34,125 for the remaining period. The charterer has the option to extend the time charter of the vessel by 6 months (+/- 30 days) at a net charter rate of $34,125. The charter commenced in September 2020.

(3)	In August 2020, the vessel-owning company of the M/V Adonis entered into a new time charter with ZIM for a period of 12 to 14 months at a net charter rate of $31,323 per day. The charter commenced in September 2020.

(4)	On April 7, 2021 the Partnership entered into a memorandum of agreement (“MOA”) for the sale of the M/V Adonis to an unaffiliated third party for a total consideration of $96.0 million. The M/V Adonis is expected to be delivered to its new owners in November 2021.
(5)	The vessels are under long-term time charters with Hapag-Lloyd. The initial expiration was in April 2024 and the net charter rate for each vessel amounted to $26,325 per day, increasing to $27,300 per day for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. In addition, each of these time charters included two one-year options at $31,688 and $32,663 net per day. In June, 2020 the companies owning the M/V Athos, the M/V Aristomenis and the M/V Athenian agreed to extend the time charters for the respective vessels for two additional years by reducing the time charter rate earned for each vessel by $1,050 per day. The vessels earn a daily rate of $25,301 per day (compared to $26,325 per day previously earned), increasing to $26,276 per day (compared to $27,300 per day prior to the agreement to extend), for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters will expire at the earliest in April 2026 and include two one-year options at $30,664 for the first year and $31,639 gross per day for the second year.

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(6)	In September 2020, each of the vessel owning companies of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express entered into a time charter agreement with Hapag-Lloyd for a period of 56 to 60 months at a net charter rate of $11,993 per day. The charterer has the option to extend the time charters of the vessels by 24 months (+/- 60 days) plus 12 months (+/- 45 days) at a net charter rate of $16,575. The charter of the M/V Long Beach Express commenced in October 2020 and of the M/V Seattle Express and the M/V Fos Express in January 2021.

Recent Developments

Sale of M/V CMA CGM Magdalena and M/V Adonis

On April 7, 2021 we entered into two separate MOAs for the sale of the M/V CMA CGM Magdalena and the M/V Adonis to an unaffiliated third party for a total consideration of $195.0 million. On May 17, 2021 the M/V CMA CGM Magdalena was delivered to its new owners generating gross proceeds from the sale of approximately $49.4 million after repaying outstanding debt. The M/V Adonis is expected to be delivered to its new owners by the end of November 2021.

Quarterly Common Unit Cash Distribution

On April 26, 2021, our Board of Directors (the “Board”) declared a cash distribution of $0.10 per common unit for the first quarter of 2021, which was paid on May 10, 2021 to common unit holders of record on May 3, 2021.

On July 21, 2021, the Board declared a cash distribution of $0.10 per common unit for the second quarter of 2021, which was paid on August 10, 2021 to common unit holders of record on August 3, 2021.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks that may affect our distributions, see “Item 3. Key Information—D. Risk Factors”, including in particular the risk factor entitled “We cannot assure you that we will pay any distributions on our units” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2021.

Fleet Employment

Currently we own a fleet of 16 vessels, consisting of 12 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier.

As of July 31, 2021, our charter coverage for the rest of 2021 and 2022 was 94% and 91%, respectively.

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 Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2020, filed on April 27, 2021, regarding the factors affecting our future results of operations.

Financial Results:

	For the six-month periods ended June 30,
	2021	2020
Revenues	77,966	70,257
Expenses / (Income), net:
Voyage expenses	4,437	2,519
Vessel operating expenses	18,287	16,523
Vessel operating expenses - related parties	2,602	2,441
General and administrative expenses	3,360	3,607
Gain on sale of vessel	(25,384)	-
Vessel depreciation and amortization	21,147	20,102
Operating income, net	53,517	25,065
Other income / (expense), net:
Interest expense and finance cost	(7,577)	(9,847)
Other income	342	112
Total other expense, net	(7,235)	(9,735)
Partnership’s net income	46,282	15,330

Results of Operations

Six-Month Period Ended June 30, 2021 Compared to the Six-Month Period Ended June 30, 2020

Our results of operations for the six-month periods ended June 30, 2021 and 2020 differ primarily due to:

•	the increase in the average number of vessels in our fleet by 2.2 vessels following the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express in February 2021 partly set off by the delivery of M/V CMA CGM Magdalena in May 2021 to her new owners;
•	the decrease in the average daily time charter rate earned by the vessels in our fleet;
•	the decrease in amortization and accretion to time charter revenues for the above and below market acquired time charters as a result of the expiration of time charters that were acquired at above market rates and the acquisition of the time charters attached to the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express at rates below market (please refer to Note 6 in the financial statements for the six-month period ended June 30, 2021);
•	the decrease in off-hire days and costs incurred since none of our vessels underwent their special survey and scrubber installation procedures during the six-month period ended June 30, 2021 compared to three vessels during the six-month period ended June 30, 2020, and

•	the lower interest costs incurred as a result of a decrease in the LIBOR weighted average interest rate during the six-month period ended June 30, 2021 compared to the corresponding period in 2020.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $78.0 million for the six-month period ended June 30, 2021, compared to $70.3 million for the six-month period ended June 30, 2020. The increase of $7.7 million was primarily a result of the increase in the average number of vessels in our fleet by 2.2 vessels during the six-month period ended June 30, 2021, the decrease in off-hire days incurred due to special surveys compared to the same period in 2020 and the decrease in amortization and accretion to time charter revenues for the above and below market acquired time charters partly set off by lower average charter rates earned by certain of our vessels during the six-month period ended June 30, 2021 compared to the same period in 2020.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2021, HMM, Hapag-Lloyd and MSC accounted for 34%, 26% and 11% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $4.4 million for the six-month period ended June 30, 2021, compared to $2.5 million for the six-month period ended June 30, 2020. The increase of $1.9 million was primarily attributable to the increase in the number of voyage

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charters performed as one of the vessels in our fleet was employed under voyage charters compared to none during the respective period in 2020.

Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters and off-hire period are paid by us.

General and Administrative Expenses

General and administrative expenses amounted to $3.4 million for the six-month period ended June 30, 2021, compared to $3.6 million for the six-month period ended June 30, 2020.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded partnership.

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Vessel Operating Expenses

For the six-month period ended June 30, 2021 our total vessel operating expenses amounted to $20.9 million, compared to $19.0 million for the six-month period ended June 30, 2020. The $1.9 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet, following the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express in February 2021 partly set off by the sale of M/V CMA CGM Magdalena in May 2021.

Total vessel operating expenses for the six-month period ended June 30, 2021 include expenses of $2.6 million incurred under management agreements with Capital Ship Management Corp. and Capital-Executive Ship Management Corp. (“Capital-Executive”), compared to $2.4 million during the six-month period ended June 30, 2020 (please refer to Note 4 in the financial statements for the six-month period ended June 30, 2021).

Gain on Sale of Vessel

On April 7, 2021, the Partnership entered into a MOA with a third party for the sale of the M/V CMA CGM Magdalena at a price of $99.0 million. The vessel was delivered to its new owners on May 17, 2021 and the Partnership recognized a Gain on sale of vessel of $25.4 million. No vessels were sold during the six-month period ended June 30, 2020.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $21.1 million for the six-month period ended June 30, 2021, compared to $20.1 million for the six-month period ended June 30, 2020. The increase in vessel depreciation and amortization primarily reflects the increase in the average number of vessels in our fleet partly offset by the classification of the vessels M/V CMA CGM Magdalena and M/V Adonis as vessels held for sale upon entering into a MOA for their sale on April 7, 2021.

Total Other Expense, Net

Total other expense, net for the six-month period ended June 30, 2021 amounted to $7.2 million, compared to $9.7 million for the six-month period ended June 30, 2020. The decrease of $2.5 million mainly reflects the lower interest costs incurred as a result of a decrease in the LIBOR weighted average interest rate for the six-month period ended June 30, 2021 compared to the corresponding period in 2020 and the write-off of loan issuance costs in connection to the ICBC Financial Leasing Co., Ltd. (“ICBCFL”) refinancing in May 2020.

Partnership’s Net Income

As a result of the factors described above, the Partnership’s net income for the six-month period ended June 30, 2021 amounted to $46.3 million compared to $15.3 million for the corresponding period in 2020.

Liquidity and Capital Resources

As of June 30, 2021, total cash and cash equivalents amounted to $112.2 million. Total cash includes restricted cash of $8.0 million in total representing the minimum liquidity requirement under our credit facilities and sale and lease back agreements (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings and, depending on our access to the capital markets, securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at rates similar to those under their current charters or we might trade certain of our vessels in the spot market, which translate into revenues that are inherently more volatile. As a result, our future cash flows from operations may be affected. Cash flows from operations may be further affected by other factors described in our Annual Report on Form 20-F for the year ended December 31, 2020 in “Item 3. Key Information—D. Risk Factors”.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, the Board took the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that our Board believes to be sustainable and consistent with the proper conduct of our business. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including making quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” in our Annual Report on Form 20-F for the year ended December 31, 2020 for further information on our cash distribution policy.

During the six-month period ended June 30, 2021:

•	On January 22, 2021, the Partnership entered into three separate sale and lease back agreements with CMB Financial Leasing Co., Ltd, (“CMBFL”) for an amount of $30.0 million in aggregate to partly finance the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express. Each lease has a duration of five years and will be repaid in 20 equal consecutive quarterly instalments of $0.8 million including a purchase option for the Partnership to acquire each vessel on expiration of the lease at the predetermined price of $4.5 million. In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease. The sale and lease back arrangement bears interest at a rate of LIBOR plus a margin of 2.85%.

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•	On January 27, 2021, the Partnership entered into a sellers’ credit agreement with Capital Maritime and Trading Corp. to defer $6.0 million of the purchase price for up to five years from the delivery of the vessels (the “Sellers’ Credit”). The Sellers’ Credit bears interest at a fixed rate of 5.0% per year.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. For the twelve-month period ending June 30, 2022, we do not anticipate any of our vessels to undergo special survey.

As of June 30, 2021, total partners’ capital amounted to $461.7 million, an increase of $39.6 million compared to $422.1 million as of December 31, 2020. The increase reflects net income for the six-months ended June 30, 2021 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the first half of 2021 in the total amount of $3.8 million and the repurchase of Partnership’s common units for an aggregate amount of $3.9 million.

Subject to shipping and charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the six-month periods
	ended June 30,
	2021	2020
Net Cash Provided by Operating Activities	$42.0	$46.0
Net Cash Provided by / (Used in) Investing Activities	$62.2	$(175.0)
Net Cash (Used in) / Provided by Financing Activities	$(46.4)	$119.6

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $42.0 million for the six-month period ended June 30, 2021 compared to $46.0 million for the six-month period ended June 30, 2020. The decrease of $4.0 million was mainly attributable to the increase in the amounts we reimbursed our managers for expenses paid on our behalf, an increase in payments for operating and other expenses and an increase in our trade receivables partly offset by the increase in revenue due to the increase in the average number of vessels in our fleet by 2.2 vessels and the decrease in the amounts we paid for dry-docking costs.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities during the six-month period ended June 30, 2021 amounted to $62.2 million and refers primarily to the net cash proceeds generated by the sale of the M/V CMA CGM Magdalena of $98.5 million, partly offset by cash paid for the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express and vessel improvements amounting to $34.5 million and $1.8 million respectively. The net cash used in investing activities for the six-month period ended June 30, 2020 amounted to $175.0 million and was primarily attributable to $162.6 million paid to acquire the M/V Athenian, M/V Aristomenis and M/V Athos and the cash used for vessel improvements including advances relating to the installation of ballast water treatment systems and scrubbers equipment amounting to $12.4 million.

Net Cash (Used in) / Provided by Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2021, was $46.4 million representing mainly cash proceeds of $30.0 million from the issuance of the three new financing arrangements entered into with CMBFL that were used to partly finance the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express, partly offset by $0.7 million paid for the issuance of these financing arrangements, the $49.6 million prepayment under the financing arrangement with ICBCFL as a result of the disposal of the M/V CMA CGM Magdalena, $18.5 million of scheduled principal payments, $3.9 million paid for the repurchase of our common units and $3.8 million of dividends to our common unit holders.

Net cash provided by financing activities for the six-month period ended June 30, 2020, was $119.6 million representing mainly cash proceeds of $270.9 million from the issuance of the three new financing arrangements entered into during the period, namely the HCOB facility and the CMBFL arrangement used to partly finance the acquisition of the M/V Athenian, M/V Aristomenis and M/V Athos and the ICBCFL arrangement used to partly refinance the 2017 credit facility, partly offset by, $3.0 million paid for the issuance of these financing arrangements, $116.5 million prepayment to the 2017 credit facility in connection to the refinancing with ICBCFL, $18.5 million of scheduled principal payments and $13.3 million of dividends to our common unit holders.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

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As of June 30, 2021 and 2020, total borrowings of $347.6 million and $379.7 million were outstanding under our financing arrangements respectively.

Credit Facilities

For information relating to our financing arrangements, please refer to Note 8 of our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2020, Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere herein and the description above in “Liquidity and Capital Resources”.

As of June 30, 2021 and December 31, 2020, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facility, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by our vessels, and if we are unable to repay debt under the credit facility, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” in our Annual Report on Form 20-F for the year ended December 31, 2020. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of August 16, 2021, a decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of June 30, 2021, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F for the year ended December 31, 2020.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

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INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Capital Product Partners L.P.

Majuro, Republic of the Marshall Islands.

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheet of Capital Product Partners L.P. and subsidiaries (the “Partnership”) as of June 30, 2021, the related condensed consolidated statements of comprehensive income, changes in partners’ capital and cash flows for the six-month periods ended June 30, 2021 and 2020, and the related notes (collectively referred to as the "interim financial information"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Partnership as of December 31, 2020, and the related consolidated statements of comprehensive income/(loss), changes in partners’ capital, and cash flows, for the year then ended (not presented herein); and in our report dated April 27, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This interim financial information is the responsibility of the Partnership's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

August 16, 2021

F- 1

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	104,188	47,336
Trade accounts receivable	3,501	2,855
Due from related parties (Note 4)	1,419	—
Prepayments and other assets	3,183	3,314
Inventories	3,368	3,528
Claims	776	746
Assets held for sale (Note 5)	72,865	—
Total current assets	189,300	57,779
Fixed assets
Vessels, net (Note 5)	602,186	712,197
Total fixed assets	602,186	712,197
Other non-current assets
Above market acquired charters (Note 6)	30,383	34,579
Deferred charges, net	4,268	6,001
Restricted cash	8,000	7,000
Prepayments and other assets	4,255	4,642
Total non-current assets	649,092	764,419
Total assets	838,392	822,198
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	31,884	35,810
Trade accounts payable	7,428	9,029
Due to related parties (Note 4)	300	3,257
Accrued liabilities	12,073	10,689
Deferred revenue	2,063	2,821
Liability associated with vessel held for sale (Note 7)	46,740	—
Total current liabilities	100,488	61,606
Long-term liabilities
Long-term debt, net (Note 7)	264,499	338,514
Below market acquired charters (Notes 5, 6)	11,678	—
Total long-term liabilities	276,177	338,514
Total liabilities	376,665	400,120
Commitments and contingencies (Note 12)	—	—
Total partners’ capital	461,727	422,078
Total liabilities and partners’ capital	838,392	822,198

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 2

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the six-month periods ended June 30,
	2021	2020
Revenues (Note 3)	77,966	70,257
Expenses / (Income), net:
Voyage expenses	4,437	2,519
Vessel operating expenses	18,287	16,523
Vessel operating expenses - related parties (Note 4)	2,602	2,441
General and administrative expenses (Note 4)	3,360	3,607
Gain on sale of vessel (Note 5)	(25,384)	—
Vessel depreciation and amortization (Note 5)	21,147	20,102
Operating income, net	53,517	25,065
Other income / (expense), net:
Interest expense and finance cost (Note 7)	(7,577)	(9,847)
Other income	342	112
Total other expense, net	(7,235)	(9,735)
Partnership’s net income	46,282	15,330
General Partner’s interest in Partnership’s net income	856	282
Common unit holders’ interest in Partnership’s net income	45,426	15,048
Net income per (Note 11):
Common unit, basic and diluted	2.46	0.81
Weighted-average units outstanding:
Common units, basic and diluted	18,086,778	18,194,142

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 3

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Total
Balance at January 1, 2020	8,572	398,165	—	406,737
Partnership’s net income	282	15,048	—	15,330
Dividends declared and paid (Note 9)	(244)	(13,037)	—	(13,281)
Equity compensation expense (Note 10)	—	1,019	—	1,019
Balance at June 30, 2020	8,610	401,195	—	409,805

	General Partner	Common Unitholders	Treasury units	Total
Balance at January 1, 2021	8,816	413,262	—	422,078
Partnership’s net income	856	45,426	—	46,282
Dividends declared and paid (Note 9)	(70)	(3,708)	—	(3,778)
Equity compensation expense (Note 10)	—	1,013	—	1,013
Repurchase of common units (Notes 2, 9)	—	—	(3,868)	(3,868)
Balance at June 30, 2021	9,602	455,993	(3,868)	461,727

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F- 4

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	46,282	15,330
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	21,147	20,102
Amortization and write-off of deferred financing costs	1,533	2,306
Amortization / accretion of above / below market acquired charters (Note 6)	3,217	7,147
Gain on sale of vessel (Note 5)	(25,384)	—
Equity compensation expense (Note 10)	1,013	1,019
Changes in operating assets and liabilities:
Trade accounts receivable	(646)	(412)
Prepayments and other assets	518	754
Due from related parties	(1,419)	—
Insurance claims	(30)	377
Inventories	(69)	(897)
Trade accounts payable	(587)	2,894
Due to related parties	(2,957)	(1,493)
Accrued liabilities	154	1,681
Deferred revenue	(758)	(511)
Dry-docking costs paid	(13)	(2,331)
Net cash provided by operating activities	42,001	45,966
Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements (Notes 5, 6)	(36,266)	(174,968)
Proceeds from sale of vessel, net (Note 5)	98,503	—
Net cash provided by / (used in) investing activities	62,237	(174,968)
Cash flows from financing activities:
Proceeds from long-term debt (Note 7)	30,030	270,850
Deferred financing costs paid	(653)	(3,007)
Payments of long-term debt (Note 7)	(68,117)	(134,968)
Repurchase of common units (Notes 2, 9)	(3,868)	—
Dividends paid (Note 9)	(3,778)	(13,281)
Net cash (used in) / provided by financing activities	(46,386)	119,594
Net increase / (decrease) in cash, cash equivalents and restricted cash	57,852	(9,408)
Cash, cash equivalents and restricted cash at beginning of period	54,336	63,464
Cash, cash equivalents and restricted cash at end of period	112,188	54,056
Supplemental cash flow information
Cash paid for interest	5,911	9,708
Non-Cash Investing and Financing Activities
Seller’s credit agreement (Notes 4, 5, 7)	6,000	—
Capital expenditures included in liabilities	1,221	12,917
Capitalized dry-docking costs included in liabilities	1,636	4,180
Deferred financing costs included in liabilities	—	1,712
Expenses for sale of vessel included in liabilities (Note 5)	1,521	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	104,188	39,156
Restricted cash - current assets	—	7,900
Restricted cash - non-current assets	8,000	7,000
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	112,188	54,056

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 5

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. As of June 30, 2021, the Partnership owned a fleet of 16 high specification vessels consisting of 12 Neo-Panamax and three Panamax, container carrier vessels and one Cape-size bulk carrier. Its vessels are capable of carrying a wide range of dry cargoes, as well as containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2020, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2021 (the “Consolidated Financial Statements for the year ended December 31, 2020”).

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements for the year ended December 31, 2020. During the six-month period ended June 30, 2021, the Partnership adopted the following accounting policy:

Treasury units: The Partnership records the repurchase of its common units at cost based on the settlement dates of repurchase transactions. These units are classified as treasury units, which is a reduction to partner’s capital. Treasury units are included in authorized and issued units but excluded from outstanding units (Notes 9, 11).

3. Revenues

The following table shows the net revenues earned from time and voyage charters contracts for the six-month periods ended June 30, 2021 and 2020:

	For the six-month periods ended June 30,
	2021	2020
Time charters	71,728	70,257
Voyage charters	6,238	—
Total Revenues	77,966	70,257

As of June 30, 2021 certain of the Company’s vessels were employed under time charter agreements with remaining tenor ranging between 0.2 and 4.8 years.

As of June 30, 2021 prepayments and other assets include expenses relating to contract fulfilment costs of $5, incurred between the contract date and the date of the vessel’s arrival to the load port. As of June 30, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligation relating to the Partnership’s voyage charter is $90 and the entity will recognize this revenue over the time of the voyage until its completion which is during the third quarter of 2021.

F- 6

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties

During the six-month period ended June 30, 2021 the Partnership acquired from Capital Maritime and Trading Corp. (“CMTC”) the shares of the companies owning the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express (Notes 5, 6). In connection with the acquisition of these companies the Partnership entered into a seller’s credit agreement (“Seller’s Credit”) with CMTC in order to defer $6,000 of the purchase price (Note 7). Each of these three owing companies entered into a floating fee management agreement with Capital-Executive Ship Management Corp (“Capital-Executive”).

The Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive, (collectively the “Managers”), and the Partnership’s general partner, Capital GP L.L.C. (“CGP”) arising from certain terms of the following management and administrative services agreements.

1.	Floating fee management agreements: Under the terms of these agreements the Partnership reimburses its managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the six-month periods ended June 30, 2021 and 2020 management fees under the management agreements amounted to $2,602 and $2,441, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.
2.	Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016 and 2019, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the six-month periods ended June 30, 2021 and 2020 such fees amounted to $940 for each period and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Unaudited condensed consolidated Balance Sheets	As of June 30 , 2021	As of December 31, 2020
Assets
Capital-Executive – advances for payments on behalf of the Partnership (a)	1,419	—
Due from related parties	1,419	—
Liabilities
CSM – payments on behalf of the Partnership (b)	275	1,040
Management fee payable to CSM (c)	25	25
Capital-Executive – payments on behalf of the Partnership (b)	—	1,765
Management fee payable to Capital-Executive (c)	—	427
Due to related parties	300	3,257

F- 7

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties – continued

Unaudited condensed consolidated statements of comprehensive income	For the six-month periods ended June 30,
	2021	2020
Vessel operating expenses	2,602	2,441
General and administrative expenses (d)	1,033	1,041

(a)	Managers – Advances for future payments on behalf of the partnership: This line item represents the advances made by the Partnership to Managers for future payments for operating and voyage expenses.
(b)	Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.
(c)	Management fee payable to Managers: The amount outstanding as of June 30, 2021 and December 31, 2020 represents the management fee payable to the Managers under the management agreements between the Partnership and the Managers.
(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

5. Vessels, net and assets held for sale

(a)	Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2021	923,020	(210,823)	712,197
Acquisitions & improvements	53,637	—	53,637
Disposals	(88,570)	16,972	(71,598)
Depreciation for the period	—	(19,414)	(19,414)
Classification as held for sale	(91,788)	19,152	(72,636)
Balance as at June 30, 2021	796,299	(194,113)	602,186

All of the Partnership’s vessels and vessels held for sale as of June 30, 2021 have been provided as collateral to secure the Partnership’s credit facilities and financing arrangements.

Vessels acquisitions

On February 25, 2021, the Partnership entered into three separate Share Purchase Agreements (“SPA”) with CMTC for the acquisition of the shares of the companies owning three 5,089 Twenty-foot Equivalent Unit (“TEU”) sister container vessels, namely the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express, all built in 2008 at Hanjin Heavy Industries S. Korea, for a total consideration of $40,500. The Partnership funded the acquisition of the three vessels through a sale and lease back transaction with CMB Financial Leasing Co., Ltd, (“CMBFL”) for an amount of $30,030 and the remaining amount through available cash. In addition the Partnership entered into a Seller’s Credit with CMTC in order to defer $6,000 of the purchase price (Notes 4, 7).The vessels are employed under five year charters to Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”) at a gross charter rate of $12,300 per day. The Partnership accounted for these acquisitions as acquisition of assets as the fair values of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was below the market rates on the acquisition date and therefore the total consideration was allocated to the vessels cost and the below market acquired charters. The Partnership allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values. Thus the vessels were recorded in the Partnership’s financial statements at a total value of $53,157 and the below market acquired charters at a value of $12,657 (Note 6). In addition the Partnership recognized expenses of $250, included in vessel’s cost, in connection with the acquisition of these vessels.

Improvements

During the six-month periods ended June 30, 2021 and 2020, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $230 and $10,083 respectively and were capitalized as part of the vessels’ cost. Improvements during the six-month period ended June 30, 2020 include the cost of $9,802 related to the installation of exhaust gas cleaning and ballast water treatment systems for certain of the Partnership’s vessels. During the six-month period ended June 30, 2021, no such installations took place.

F- 8

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Vessels, net and assets held for sale – continued

(a) Vessels, net - continued

Disposals

On April 7, 2021, the Partnership entered into a memorandum of agreement (“MOA”) with a third party for the sale of the M/V CMA CGM Magdalena at a price of $99,000. Upon entering the MOA the Company considered that M/V CMA CGM Magdalena met the criteria to be classified as held for sale. At that time the vessel’s fair value less cost to sell exceeded its carrying amount, so no impairment charge was recognised in the Partnership’s unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2021. The vessel was delivered to its new owners on May 17, 2021.

For the six-month period ended June 30, 2021, the Partnership recognized a gain on the sale of vessel analysed as follows:

Vessel	M/V CMA CGM Magdalena
Sale price	99,000
Carrying value on sale	(71,598)
Other sale expenses	(2,018)
Gain on sale	25,384

(b) Assets held for sale

An analysis of assets held for sale is as follows:

	As of June 30, 2021	As of December 31, 2020
Vessel	72,636	—
Inventories	229	—
Total	72,865	—

On April 7, 2021, the Partnership entered into a MOA with a third party for the sale of the M/V Adonis at a price of $96,000. Upon entering the MOA the Company considered that M/V Adonis met the criteria to be classified as held for sale. At that time the vessel’s fair value less cost to sell exceeded its carrying amount, so no impairment charge was recognised in the Partnership’s unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2021. The vessel is expected to be delivered to its new owners by the end of November 2021.

6. Above / below market acquired charters

During the six-month period ended June 30, 2021, the Partnership acquired three vessels with time charters attached to the vessels with a time charter daily rate being below the market rate for equivalent time charters prevailing at the time of acquisition (Note 5). The fair value of the time charters representing the difference between the time charters rate at which the vessels were fixed and the market rate for comparable charters as determined by reference to market data on the acquisition date and were recorded as deferred revenue liabilities in the consolidated balance sheet as of the acquisition date under “below market acquired charters” (Note 5). The below market acquired time charters recorded on these acquisitions will be accreted using the straight line method over the remaining period of the time charters as an addition to time charter revenues. Above market time charters acquired in prior years are amortized using the straight line method as a reduction to revenues over the remaining term of the charters. For the six-month periods ended June 30, 2021 and 2020 such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $3,217 and $7,147, respectively.

An analysis of above / below market acquired time charters is as follows:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2021	34,579	—
Additions	—	(12,657)
(Amortization) / accretion	(4,196)	979
Carrying amount as at June 30, 2021	30,383	(11,678)

F- 9

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Above / below market acquired charters - continued

As of June 30, 2021 the remaining carrying amount of unamortized above / below market acquired time charters was $30,383 and $11,678 respectively and will be amortized / accreted in future years as follows:

For the twelve-month periods ended June 30,	Above market acquired charters	Below market acquired charters
2022	8,371	(2,834)
2023	8,371	(2,834)
2024	8,385	(2,841)
2025	5,256	(2,823)
2026	—	(346)
Total	30,383	(11,678)

7. Long-term debt, net

As of June 30, 2021 and December 31, 2020 the Partnership’s credit facilities and sale and lease back agreements (the “financing arrangements”) consisted of the following:

	Bank loans and Financing arrangements	As of June 30, 2021	As of December 31, 2020	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	114,186	122,324	3.25%
(ii)	Issued in January 2020 maturing in January 2025 (the “2020 credit facility”)	34,200	35,920	2.55%
(iii)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL financing arrangement”)	34,500	36,100	2.55%
(iv)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL financing arrangement”)	34,500	36,100	2.55%
(v)	Issued in May 2020 maturing in May 2027 (the “ICBCFL financing arrangement”)	47,492	49,324	2.60%
(vi)	Issued in May 2020 fully repaid in May 2021 (the “ICBCFL financing arrangement”)	—	50,570	2.60%
(vii)	Issued in May 2020 maturing in May 2027 (the “ICBCFL financing arrangement”)	47,492	49,324	2.60%
(viii)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL financing arrangement”)	9,735	—	2.85%
(ix)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL financing arrangement”)	9,735	—	2.85%
(x)	Issued in January 2021 maturing in February 2026 (the “2021 CMBFL financing arrangement”)	9,735	—	2.85%
(xi)	Issued in January 2021 maturing in February 2026 Seller’s Credit	6,000	—	5.00%
	Total long-term debt	347,575	379,662
	Less: Deferred loan and financing arrangements issuance costs	4,452	5,338
	Less: Loan associated with vessels held for sale	46,740	—
	Total long-term debt, net	296,383	374,324
	Less: Current portion of long-term debt	33,085	37,210
	Add: Current portion of deferred loan and financing arrangements issuance costs	1,201	1,400
	Long-term debt, net	264,499	338,514

Details of the Partnership’s credit facilities and financing arrangements are discussed in Note 8 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2020.

F- 10

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net - continued

On January 22, 2021, the Partnership entered into three separate agreements (viii), (ix) and (x), for the sale and lease back of the vessels M/V Long Beach Express, M/V Seattle Express and M/V Fos Express with CMBFL for up to $10,010 each (Note 5). Each lease agreement has a duration of five years and will be repaid in 20 equal consecutive quarterly installments of $275 including a purchase option for the Partnership to acquire the vessel on expiration of the lease at the predetermined price of $4,505. In addition, the Partnership has various purchase options commencing from the first year anniversary of the leases. The lease agreements bear an interest at Libor plus a margin of 2.85%. The full amounts were drawn down on February 25, 2021. The transactions were classified as financing arrangements at the commencement of the leases since the existence of various purchase options retained by the Partnership commencing from the first year anniversary, including the option to acquire each vessel at expiration at a predetermined price, precludes the transfer of control over the vessels to CMBFL for the transactions to qualify as sales. Furthermore, on January 27, 2021 the Partnership entered into a Seller’s Credit with CMTC (xi) to defer $6,000 of the purchase price for up to five years from the delivery of the vessels. The Seller’s Credit bears interest at a fixed rate of 5.0% per year.

During the six-month period ended June 30, 2021 the Partnership repaid the amount of $18,489 in line with the amortization schedule of its financing arrangements and fully repaid the amount of $49,628 in connection with the sale of the M/V CMA CGM Magdalena (Note 5). During the six-month period ended June 30, 2020 the Partnership repaid the amount of $18,453 in line with the amortization schedule of its financing arrangements.

During the six-month period ended June 30, 2021 the Partnership classified the M/V Adonis as vessel held for sale (Note 5). As of June 30, 2021 the outstanding balance of the credit facility associated with this vessel was $46,740 (net of deferred loan issuance costs of $752) and is presented as ”Liability associated with vessel held for sale” in the Partnership’s unaudited condensed consolidated financial statements.

As of June 30, 2021 and December 31, 2020 the Partnership was in compliance with all financial debt covenants.

As of June 30, 2021 there were no undrawn amounts under the Partnership’s credit facilities and financing arrangements.

For the six-month periods ended June 30, 2021 and 2020 interest expense amounted to $5,805 and $7,664, respectively and the weighted average interest rate of the Partnership’s loan facilities and financing arrangements was 3.0% and 4.2%, respectively.

8. Financial Instruments

(a)    Fair value of financial instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans and financing arrangements approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. The Partnership believes that the terms of its loans and financing arrangements are similar to those that could be procured as of June 30, 2021. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

(b)    Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers.

F- 11

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Partners’ Capital

As of June 30, 2021 and December 31, 2020 the Partnership’s partners’ capital was comprised of the following units:

	As of June 30, 2021	As of December 31, 2020
Common units	18,291,886	18,623,100
General partner units	348,570	348,570
Treasury common units	331,214	—
Total partnership units	18,971,670	18,971,670

Details of the Partnership’s Partners’ Capital are discussed in Note 13 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2020.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase plan for an amount of $30,000 to be used for repurchasing the Partnership’s common units (the ‘repurchase plan’). The Partnership may repurchase these units in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Partnership. For the six- month period ended June 30, 2021, the Partnership completed the repurchase of 331,214 units paying an average price per unit of $11.65 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amount of $3,868 is recorded as a reduction in the Partnership’s Partners’ Capital.

During the six-month periods ended June 30, 2021 and 2020, the Partnership declared and paid the following distributions to its common unit holders:

	April 26, 2021	January 21, 2021	April 27, 2020	January 21, 2020
Common unit-holders
Distributions per common unit declared	$0.10	$0.10	$0.35	$0.35
Common units entitled to distribution	18,454,886	18,623,100	18,623,100	18,623,100
General partner and IDR distributions	$35	$35	$122	$122

10. Omnibus Incentive Compensation Plan

Details of the Partnership’s Omnibus Incentive Compensation Plan are discussed in Note 14 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2020.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Amount

Unvested on January 1, 2021	412,916	4,637
Vested	—	—
Unvested on June 30, 2021	412,916	4,637

As of June 30, 2021 the unvested units accrued $454 of distributions.

For the six-month periods ended June 30, 2021 and 2020 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $1,013 and $1,019 respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of June 30, 2021 the total unrecognized compensation cost related to non-vested awards is $1,030 and is expected to be recognized over the current year. The Partnership uses the straight-line method to recognize the cost of the awards.

F- 12

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the partnership’s agreement, regardless of whether those earnings would or could be distributed. The Limited Partnership Agreement (the “Partnership Agreement”) does not provide for the distribution of net income; rather, it provides for the distribution of “available cash”, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships and considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

For the six-month periods ended June 30, 2021 and 2020 the Partnership excluded the effect of 412,916 and 428,958 non-vested unit awards in calculating dilutive EPU for its common unitholders, as they were anti-dilutive. The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

In addition, for the six-month period ended June 30, 2021 the Partnership excluded the effect of 331,214 repurchased common units, under the repurchase plan (Note 9), from the date of their repurchase in calculating basic and diluted EPU for its common unitholders.

The Partnership’s net income for the six-month periods ended June 30, 2021 and 2020 did not exceed the First Target Distribution Level of $1.6975 per unit per quarter, as such term is defined in the Partnership Agreement, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

BASIC and DILUTED	For the six-month periods ended June 30,

Numerators	2021	2020
Partnership’s net income	$46,282	$15,330
Less:
General Partner’s interest in Partnership’s net income	856	282
Partnership’s net income allocable to unvested units	1,014	347
Common unit holders’ interest in Partnership’s net income	44,412	14,701
Denominators
Weighted average number of common units outstanding, basic and diluted	18,086,778	18,194,142
Net income per common unit:
Basic and diluted	$2.46	$0.81

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Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

Details of the Partnership’s Commitments and Contingencies are also discussed in Note 16 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2020.

Commitments

Lease Commitments: Future minimum rental receipts based on non-cancellable long-term time charters, as of June 30, 2021 are:

For the twelve-month period ended June 30,	Amount
2022	$133,912
2023	121,601
2024	114,363
2025	82,283
2026	23,907
Total	$476,066

13. Subsequent events

(a)	Dividends: On July 21, 2021, the board of directors of the Partnership declared a cash distribution of $ 0.10, per common unit for the second quarter of 2021, which was paid on August 10, 2021 to unit holders of record on August 3, 2021.

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